November 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549-7010

Attn:	Era Anagnosti, Legal Branch Chief
Erin E. Martin, Special Counsel
Jessica Livingston, Staff Attorney
Gus Rodriguez, Accounting Branch Chief
Michelle Miller, Staff Accountant

Re:	CURO Group Holdings Corp.

    Registration Statement on Form S-1

    Filed October 24, 2017

    File No. 333-221081

Ladies and Gentlemen:

On behalf of CURO Group Holdings Corp. (the “Company”) we are submitting this letter and the following information in response to the letter, dated October 27, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) submitted on October 24, 2017. We are also electronically transmitting for filing an amended version of the Registration Statement on Form S-1 (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

Risk Factors

Risks Relating to the Regulation of Our Industry

The CFPB promulgated new rules applicable to our loans…, page 18

1.	Comment: We note the new disclosure on the potential negative impact of CFPB’s new rules on the company. To help investors better assess this impact, please explain in the filing the extent to which “the CFPB Rule will significantly reduce the permitted borrowings by individual consumers” and elaborate, to the extent possible, the impact such reduced borrowings will have on your revenues. Please revise the risk factor to discuss the impact the CFPB rule may have on your operations to explain how, if at all, the company might operate under the new rules.

Response: The Company acknowledges the Staff’s comment and has included new disclosure on pages 19 and 101 through 102 of the Amended Registration Statement regarding the potential future impact of the CFPB rule.

Notes to Consolidated Financial Statements, page F-6

Note 1 – Summary of Significant Accounting Policies and Nature of Operations, page F-6

Credit Service Organization, page F-9

2.	Comment: We note your response to comment 2. Please address the following:

•	You state that the initial measurement of the guarantee liability is recorded at fair value and is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, your historical loan default history for similar loans, industry loan default history, and historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic condition. Please explain to us in greater detail, how you concluded that this measurement reflects the fair value that would be paid to transfer the guarantee liability (exit price). Refer to ASC 820-10-30-2.

•	You state the changes in the fair value of the guarantee liability are recognized through the provision for losses. Please tell us and revise your disclosures to clarify your basis for the subsequent measurement of your guarantee liability at fair value, including recognition of changes in the fair value over the term of the guarantee. Refer to ASC 460-10-35-2.

Response: The Company acknowledges the Staff’s comment. The Company believes that its internal analysis and determination of the expected loss on loans underlying the guarantee reflects the value that would be paid to transfer the guarantee liability (exit price) pursuant to ASC 820-10-30-2 for the following reasons:

•	There is no active market for the transfer of the performance guarantee, and thus no observable exit price regarding the guarantee liability.

•	Additionally, the performance guarantee for CSO products is unique and not easily analogized to other performance guarantees to which we might look for additional market data for reasons including:

•	The transferee would be required to have or obtain a CSO license in Texas and Ohio. Such a constraint limits the counterparties to such a transaction to our direct competitors.

•	CSO guarantors require specialized processes and expertise to pursue collections from consumers that default on their guaranteed loans and comply with consumer protection laws and regulations. This is a significant cost and barrier to entry.

•	The creditworthiness of the customers taking out guaranteed loans and the quick turnover of those loans.

•	CSO contracts with CSO lenders do not permit a transfer of the guarantee liability to another party without the lenders’ underwriting of that party and related consent.

•	CSO contracts require that the guarantor maintain cash collateral balances with the CSO lenders. In order to transfer the guarantee liability the collateral would need to be released and replaced with transferee’s collateral.

•	The Company believes the transaction price in a transfer of the performance guarantee with a hypothetical market participant would be driven by the expected losses on the guaranteed loans underlying the performance guarantee. The Company believes the factors it considers form a reasonable basis for estimating expected losses on the underlying guaranteed loans and are consistent with those of a market participant.

•	As stated above, the most likely market participant that would assume the liability would be the Company’s direct competitors. While servicing costs would generally be considered in the cost to assume the liability, the Company believes that the market participants would have the necessary infrastructure in place such that the incremental costs would be trivial.

The Company acknowledge that its inputs cannot be observed nor reliably corroborated by market information, which is why it considers the inputs to be Level 3 in the fair value hierarchy. The Company utilizes the best information available to it including its own experience in this industry in measuring fair value. Accordingly, the Company believes its inputs provide the most reliable, predictable and observable factors for measuring the guarantee liability and represent the views of a market participant, resulting in the best estimate of fair value.

Additionally, in response to the Staff’s comment regarding changes in the fair value of the guarantee liability, the Company has included revised disclosures on pages 5 through 6, 55 through 56, 95 through 96, 110 through 111, F-9 through F-10 and F-50 through F-51 of the Amended Registration Statement.

3.	Comment: We note your response to comment 3 and are still evaluating your SAB 99 analysis for the recognition of the CSO guarantee.

Response: The Company acknowledges the Staff’s comment.

The Company has also amended the Registration Statement to update certain information. Please do not hesitate to contact me at (212) 728-8214 with any further questions or comments.

Sincerely,

/s/ Cristopher Greer

cc: Vin Thomas, Chief Legal Officer, CURO Group Holdings Corp.

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